Exhibit T3E.1

NO :

SUPERIOR COURT
DISTRICT OF MONTREAL

UNIFORÊT INC.
-and-
UNIFORÊT SCIERIE-PÂTE INC.
-and-
FORESTERIE PORT-CARTIER INC.

Petitioners

-and-

RICHTER & ASSOCIÉS

Monitor

ORDER

ORIGINAL

(BO-0042)

Me Louis J. Gouin
(Direct dial: 847-4425)
Me Sylvain Rigaud
(Direct dial: 847-4702)
OGILVY RENAULT
Barristers & Solicitors
1981 McGill College Avenue
Montreal, Quebec, Canada H3A 3C1
Tel: (514) 847-4747
Fax: (514) 286-5474

NO :

SUPERIOR COURT
DISTRICT OF MONTREAL

UNIFORÊT INC.
-and-
UNIFORÊT SCIERIE-PÂTE INC.
-and-
FORESTERIE PORT-CARTIER INC.

Petitioners

-and-

RICHTER & ASSOCIÉS

Monitor

ORDER

COPY

(BO-0042)

Me Louis J. Gouin
(Direct dial: 847-4425)
Me Sylvain Rigaud
(Direct dial: 847-4702)
OGILVY RENAULT
Barristers & Solicitors
1981 McGill College Avenue
Montreal, Quebec, Canada H3A 3C1
Tel: (514) 847-4747
Fax: (514) 286-5474

CANADA

PROVINCE OF QUÉBEC
DISTRICT OF MONTRÉAL

No: 500-05-064436-015

S U P E R I O R C O U R T (Sitting as tribunal designated under the Companies’ Creditors Arrangement Act)

IN THE MATTER OF THE ARRANGEMENT OF:

UNIFORÊT INC., a corporation, duly constituted under the Canada Business Corporations Act, having its registered office and a place of business at 8000 Langelier Blvd, Suite 506, in the city of Saint-Léonard, district of Montréal, Province of Québec, H1P 3K2

-and-

UNIFORÊT SCIERIE-PÂTE INC., a corporation, duly constituted under the Canada Business Corporations Act, having its registered office and a place of business at 8000 Langelier Blvd, Suite 506, in the city of Saint-Léonard, district of Montréal, Province of Québec, H1P 3K2

-and-

FORESTERIE PORT-CARTIER INC., a corporation, duly constituted under the Canada Business Corporations Act, having its registered office and a place of business at 8000 Langelier Blvd, Suite 506, in the city of Saint-Léonard, district of Montréal, Province of Québec, H1P 3K2

AMENDED PLAN OF COMPROMISE AND ARRANGEMENT
PURSUANT TO THE
COMPANIES’ CREDITORS ARRANGEMENT ACT
(R.S.C., 1985, c. C-36)

ARTICLE 1

INTERPRETATION

1.1     Definitions

In this Plan, unless otherwise stated or unless the context otherwise requires :

“Accepted Claim for Voting Purposes” of a Creditor means the Proven Claim of the Creditor unless the Proven Claim of the Creditor is not finally determined at the time of the Creditors Meeting, in which case it means the Claim of the Creditor which is accepted for voting purposes as provided in Section 3.4;

“Available Cash Flow” means as of the end of any fiscal year for Uniforêt, an amount equal to the consolidated net income (loss) of Uniforêt for such period as determined in its annual audited consolidated financial statements prepared in accordance with GAAP consistently applied from year to year, plus the sum of depreciation on fixed assets and amortization of goodwill, deferred charges and intangibles of any kind, minus the sum of (i) the cash required for Plan implementation and for payment of Unaffected Obligations, (ii) capital expenditures for a deemed amount of $5,000,000, (iii) capital payments on Capital Leases, (iv) any capitalized expenditures, and (v) all amounts treated as non-recurring gains for such period, including, but not limited to, any gain from sale or disposition of capital assets, any gain from discontinued operations, any gain from extraordinary items for such period and any other non-recurring gains, the whole calculated by Uniforêt upon receipt of its annual audited consolidated financial statements;

“Business Day” means any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for business in Montréal;

“Canadian Debentureholders” means holders of Canadian 8% Convertible Unsecured Subordinated Debentures;

“Canadian Indenture” means the Indenture dated as of May 9, 1996, between Uniforêt Inc. and General Trust of Canada, as fondé de pouvoir;

“Canadian 8% Convertible Unsecured Subordinated Debentures” means Canadian 8% convertible unsecured subordinated debentures issued, authenticated and delivered pursuant to the provisions of the Canadian Indenture;

“Capital Leases” means, with respect to Uniforêt, any lease or other arrangement relating to property or assets which would be required to be accounted for as a capital lease on the balance sheet of Uniforêt in accordance with GAAP, and which has not been terminated by Uniforêt as permitted by the Initial Order, including those listed under Class 3 in Schedule 1 attached hereto; the amount of any Capital Lease at any date shall be the amount of the obligation in respect thereof which would be included on the balance sheet on that date;

“CCAA” means the Companies’ Creditors Arrangement Act, R.S.C., 1985, c. C-36, as amended from time to time;

“Charge” means a mortgage, hypothec, pledge, charge, lien, prior claim or privilege on or against the property of Uniforêt or any part thereof as security for a Claim, which would also be qualified as a secured claim or as the claim of a secured creditor pursuant to Section 2 of the Bankruptcy and Insolvency Act, R.S.C., 1985, c. B-3;

“ Claim(s) ” means any claim, in law or in equity, whether matured or not, and any right of any Person as a creditor against Uniforêt in connection with any indebtedness or liability, howsoever or whenever arising or payable, whether direct or indirect, and any conditional sale agreement or obligation which has been guaranteed by Uniforêt, whether or not reduced to judgment, liquidated or not, fixed, contingent, matured or not, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, by surety or otherwise, and whether or not such a right is executory in nature, including, without limitation, the right or ability of any Person to advance a Claim for contribution or indemnity or otherwise, with respect to any matter, action, cause or chose in action, whether existing at present, or commencing in the future based in whole or in part on facts which existed at or were incurred prior to April 17, 2001;

“Class” means each group of Claims of Creditors designated as a Class in Section 3.1 of this Plan;

“Court” means the Superior Court of the Province of Québec sitting in and for the District of Montréal;

“Creditor(s)” means any Person having a Claim, including a shareholder of Uniforêt, to the extent that such shareholder is owed money by Uniforêt, past and present employees who are or were engaged in the operations of Uniforêt, and Her Majesty the Queen in Right of Canada or a Province;

“Creditors Meetings” means the meetings of the Creditors called for the purpose of considering and voting in respect of this Plan as it relates to a Class of Creditors and “Creditors Meeting” means any one of such meetings;

“Creditors Meeting Date” means the date of any Creditors Meeting or as the same may be adjourned;

“Date of Filing” means April 17, 2001, the date on which the Initial Order was made;

“Employee Creditors” means Creditors who are employees of Uniforêt and have Claims against Uniforêt in respect of their employment with Uniforêt, and references to “Claims of Employee Creditors” mean the Claims of such Employee Creditors in respect of their employment with Uniforêt;

“Executory Contract(s)” means any contract (including leases of both real and personal property) to which Uniforêt is a party, other than contracts or leases that are terminated or repudiated by Uniforêt prior to the Plan Implementation Date, involving successive or repetitive performance of obligations by the parties thereto;

“Final Order”, with respect to any Class of Creditors bound by this Plan, means the final Order of the Court sanctioning this Plan with respect to such Class pursuant to the provisions of the CCAA as such Order may be amended or modified by any court of competent jurisdiction after (i) the expiry of applicable appeal periods, or (ii) in the event of an appeal or application for leave to appeal, final determination by the competent appellate tribunal;

“Forestry Contractors” means those Creditors listed under Class 4 in Schedule 1 attached hereto;

“GAAP” means generally accepted accounting principles in effect in Canada at the time any calculation or determination is made or required to be made in accordance with generally accepted accounting principles, applied in a consistent manner from period to period, including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants;

“Initial Order” means the Order of the Court made on the Date of Filing pursuant to which Uniforêt was provided protection under the CCAA, as extended by subsequent Orders of the Court made on May 16, 2001, on June 28, 2001, on July 5, 2001 and on July 6, 2001;

“Interest Expense” means, as of the end of any fiscal year for Uniforêt, interest expense (whether cash or non-cash) of Uniforêt, determined in accordance with GAAP for the period ending on such date;

“Interim Creditors” means Creditors of Uniforêt (other than Employee Creditors) who have supplied or do supply services, utilities, goods or materials during the Interim Period, but only to the extent of their claims in respect of the supply of such services, utilities, goods or materials during the Interim Period;

“Interim Period” means the period from the Date of Filing to and including the Plan Implementation Date;

“Interim Period Debt” means a debt owing by Uniforêt to an Interim Creditor for or in respect of the supply by such creditor of services, utilities, goods or materials during the Interim Period;

“Jolina Capital Inc.” means a corporation holding approximately 45.9% of the outstanding Class A Subordinate Voting Shares of Uniforêt Inc., representing approximately 19.6% of the total voting rights of Uniforêt Inc., and which also holds US Secured Notes;

“Monitor” means Richter & Partners Inc. and any successor thereto appointed in accordance with the Initial Order or any further Order of the Court;

“Order” means any order of the Court in these proceedings;

“Person(s)” means any individual, partnership, joint venture, trust, corporation, unlimited liability company, unincorporated organization, government or any agency or instrumentality thereof, or any other entity howsoever designated or constituted;

“Plan” means this Plan of Compromise and Arrangement under the CCAA, as supplemented or amended from time to time;

“Plan Implementation Date” means the date on which all conditions contained in Section 5.1 of this Plan are satisfied;

“Proven Claim” means the amount of the Claim of any Creditor as of April 17, 2001 determined in accordance with the provisions of the CCAA and this Plan, and proven by delivering to the Monitor a proof of claim in the form provided by the Monitor;

“Secured Creditor(s)” means collectively Creditors who have or are a party to or being in receipt of a Charge, including those listed under Classes 1 and 2 in Schedule 1 attached hereto;

“Unaffected Obligations” means the following obligations of Uniforêt:

a.	Interim Period Debts, which shall be paid by Uniforêt in accordance with terms previously agreed upon with the respective Interim Creditors;

b.	Uniforêt Scierie-Pâte Inc.’s obligations towards the Municipalité Régionale de Comté de Sept-Rivières to build and maintain roads, as provided in the agreement dated April 3, 2001, and the related Hydro-Québec’s claim in the amount of $5,000,000 referred to therein;

c.	Claims of legal, accounting and financial advisors to Uniforêt, including the Monitor and its counsel, in respect of any debt incurred or to be incurred by Uniforêt for the purposes of reorganizing Uniforêt’s liabilities, business and affairs including, without limitation, pursuant to the Plan, which monies shall be paid by Uniforêt in accordance with the Initial Order;

d.	Claims for indemnity pursuant to the indemnities provided by Uniforêt to directors or officers of Uniforêt;

e.	Claims of Employee Creditors, which monies shall be paid by Uniforêt in the ordinary course of business;

f.	Monies, if any, owing to Her Majesty in Right of Canada pursuant to Section 224(1.2) of the Income Tax Act and in Right of a Province under a substantially similar provision that were outstanding on April 17, 2001. It is Uniforêt’s understanding that there are no such liability to Her Majesty as of this date;

g.	Dues owing to the Quebec Minister of Natural Resources pursuant to the Forests Act, R.S.Q., c. F-4.1, which shall be paid by Uniforêt in accordance with terms previously agreed upon with the Quebec Minister of Natural Resources;

h.	Monies, if any, owing to National Bank of Canada, Bank of Montreal and La Société d’hypothèques CIBC, which shall be paid by Uniforêt in accordance with existing agreements and contracts, or as may be agreed between each of them;

i.	Claims for goods on consignment, which monies shall be paid by Uniforêt in accordance with terms previously agreed upon with the Creditors of such Claims; and

j.	Claims for warehousing contracts,which monies shall be paid by Uniforêt in accordance with terms previously agreed upon with the Creditors of such Claims;

“Uniforêt” means collectively Uniforêt Inc., Uniforêt Scierie-Pâte Inc. and Foresterie Port-Cartier Inc. and, depending on the context, “Uniforêt” may also mean any of these companies or any combination thereof;

“Unsecured Creditor(s)” means those Creditors listed under Class 5 in Schedule 1 attached hereto and any other Creditor with a Proven Claim who is not a Secured Creditor, a holder of a Capital Lease, a Forestry Contractor, a Canadian Debentureholder, Jolina Capital Inc. for its $5,405,000 shareholder loan or holders of Claims in respect of Unaffected Obligations;

“Unsecured Creditors Fund” means the fund in the amount of $5,000,000 created pursuant to Section 4.5.2 of this Plan;

“US Indenture” means the Indenture dated as of October 15, 1996, between Uniforêt Inc., the guarantors named therein and United States Trust Company of New York, as Trustee;

“US Noteholders” means holders of US Secured Notes;

“US Secured Notes” means the 11- 1/8 % Senior Notes Due 2006 issued, authenticated and delivered pursuant to the provisions of the US Indenture.

1.2     Accounting Terms

All accounting terms not otherwise defined herein shall be interpreted and all financial information shall be prepared in accordance with GAAP.

1.3     Article and Section References

The terms “this Plan”, “hereof”, “hereunder”, “herein” and similar expressions refer to this Plan and not to any particular article, section, subsection, paragraph or clause of this Plan. In this Plan, a reference to an article, section, subsection, paragraph or clause shall, unless otherwise stated, refer to an article, section, subsection, paragraph or clause of the Plan.

1.4     Number and Gender

In this Plan, where the context requires, a word importing the singular number shall include the plural and vice versa, and a word or words importing gender shall include all genders.

1.5     Interpretation Not Affected by Headings

The division of this Plan into articles, sections, subsections, clauses and paragraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.6     Date for any Action and Calculation of Time

In the event that any date on which any action is required to be taken by any of the parties is not a Business Day, such action shall be required to be taken on the next Business Day.

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day if the last day of the period is not a Business Day.

1.7     Time

All times expressed herein are local time in Montréal, Québec, unless otherwise stipulated herein.

1.8     Currency

Unless otherwise stated, all references to currency in this Plan are to lawful money of Canada. Monies owing to Creditors in foreign currencies shall be converted, for all purposes of this Plan, at the currency exchange quoted by the Globe & Mail on April 17, 2001.

1.9     Statutory References

Any reference in this Plan to a statute includes all provisions and regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulation.

1.10   Successors and Assigns

This Plan shall be binding on and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person named or referred to in this Plan.

1.11   Schedule

The following schedule is incorporated by reference into this Plan and forms part hereof:

Schedule 1	List of Uniforêt’s Creditors as grouped into Classes 1, 2, 3, 4, 5, 6 and 7.

ARTICLE 2

PURPOSE AND EFFECT OF PLAN

2.1     Purpose

The purpose of this Plan is to effect a reorganization of the liabilities, business and affairs of Uniforêt in order to enable its business to continue, in the expectation that all Persons with an interest in Uniforêt will derive a greater benefit from its continued operation than would result from the immediate forced liquidation of Uniforêt’s assets and business.

2.2      Joint Plan

As explained in Uniforêt’s Petition for the issuance of the Initial Order pursuant to the CCAA, most of the financing of Uniforêt’s business is with Uniforêt Inc., while the operations and fixed assets are with Uniforêt Scierie-Pâte Inc. and Foresterie Port-Cartier Inc. who, in many instances, guaranteed the debts and obligations of Uniforêt Inc. Therefore, the related operations of Petitioners justify there presenting a joint Plan, the whole as permitted by the CCAA and the Initial Order. None of Uniforêt’s Creditors will be prejudiced by such a joint Plan.

2.3      Persons Affected

This Plan shall become effective on the Plan Implementation Date and shall, on and after the Plan Implementation Date, bind Uniforêt and all Uniforêt’s Creditors affected by the Plan.

2.4      Obligations Not Affected

This Plan shall not affect any Unaffected Obligations.

ARTICLE 3

CLASSIFICATION OF CREDITORS, VALUATION
OF CLAIMS AND PROCEDURAL MATTERS

3.1     Classification of Creditors

The Claims of the Creditors shall be grouped into the following Classes, and each Creditor in a designated Class shall, to the extent provided herein, be entitled to vote on the Plan as part of such Class:

Class 1	The Cities of Port-Cartier and l’Ascension (municipal taxes);

Class 2	US Noteholders;

Class 3	Holders of Capital Leases;

Class 4	Forestry Contractors;

Class 5	Unsecured Creditors;

Class 6	Canadian Debentureholders; and

Class 7	Jolina Capital Inc.’s unsecured shareholder loan.

3.2     Creditors Meetings

Following the filing of the Plan with the Court, Uniforêt will hold the necessary Creditors Meetings to vote on the Plan, the whole in accordance with the Initial Order.

The quorum at each Creditors Meeting shall be one Creditor in each respective Class convened to such meeting, present in person or by proxy and holding a Proven Claim or an Accepted Claim for Voting Purposes. If the requisite quorum is not present at the Creditors Meeting, the Creditors Meeting shall be adjourned by the Chairman to a date not less than ten (10) days thereafter and to such time and place as may be decided by the Chairman and not less than five (5) days’ notice shall be given to the Creditors forming part of the Classes convened to such meeting of any such adjourned Creditors Meeting.

The attendance at a Creditors Meeting is restricted to Creditors convened to such meeting and having Proven Claims.

3.3     Creditors Votes Required

In order that the Plan be binding on all the Creditors of Uniforêt affected by the Plan, it must first be accepted within each and every Class of Creditors as prescribed by the Plan by a majority in number of the Creditors in such Class who actually vote on the Plan (in person, by voting letter or by proxy) at the Creditors Meeting held in respect of such Class, representing two-thirds in value of the Accepted Claims for Voting Purposes of the Creditors in such Class who actually vote on the Plan (in person, by voting letter or by proxy) at such Creditors Meeting.

Notwithstanding the above, Uniforêt may, at its sole discretion and subject to the Court’s confirmation as provided in Section 3.6, consider the Plan to be binding on a Class of Creditors if it has been accepted within such Class in accordance with the voting rules provided in the preceding paragraph.

3.4     Valuation of Claims for Voting and Distribution Purposes

Each Creditor having a Proven Claim in a Class shall be entitled to attend and to vote at the Creditors Meeting for such Class. Each Creditor of a Class who is entitled to vote shall be entitled to that number of votes at the Creditors Meeting for such Class as is equivalent to the dollar amount of its Proven Claim. In the event that the Proven Claim of a Creditor is not finally determined prior to the Creditors Meeting Date of the Creditors Meeting for any Class in accordance with this Plan and any Order of the Court, the

Creditor shall be entitled to vote at the Creditors Meeting for such Class based on its Accepted Claim for Voting Purposes as determined by the Monitor, without prejudice to Uniforêt’s right or the Creditor’s right to require the final determination by the Court of the Creditor’s Proven Claim, which Proven Claim shall apply for all purposes in connection with the Plan, including, without limitation, the Creditor’s entitlement to participate in distributions under the Plan.

3.5     Participation in Different Capacities

Creditors whose Claims are affected by this Plan may be affected in more than one capacity. Each such Creditor shall be entitled to participate hereunder separately in each such capacity, unless otherwise specified. Any action taken by a Creditor in any one capacity shall not affect the Creditor in any other capacity unless the Creditor agrees to otherwise in writing.

3.6     Confirmation of Plan by the Final Order

In the event that the Plan is approved by the required majority of Creditors as provided in Section 3.3, Uniforêt will seek the Final Order for the sanction and approval of the Plan. Subject only to the Final Order being granted and the satisfaction of the conditions of the Plan described in Section 5.1, the Plan will be implemented by Uniforêt and will be binding on all Uniforêt’s Creditors affected by the Plan.

ARTICLE 4

THE COMPROMISE AND ARRANGEMENT

4.1     Class 1 : Treatment of the Cities of Port-Cartier and l’Ascension (municipal taxes)

Uniforêt proposes to pay to the Cities of Port-Cartier and l’Ascension the full amounts which are due to them as municipal taxes pursuant to existing agreements, or as may be agreed between them.

4.2     Class 2 : Treatment of US Noteholders

Uniforêt proposes to all US Noteholders, holding US Secured Notes totalling approximately CDN$190,000,000, as final compromise and arrangement, the following :

4.2.1	Uniforêt will pay, on the Plan Implementation Date, to each US Noteholder the lesser of US$25,000 or the amount of the US Secured Note held by such US Noteholder; and

4.2.2	Uniforêt will exchange, on the Plan Implementation Date, all outstanding US Secured Notes, after payment of the amounts provided in Section 4.2.1, for two (2) new secured notes for each outstanding US Secured Note, namely one (1) 9% Note “A” due March 15, 2009 and one (1) Convertible Note “B” due September 15, 2008, to be issued under an indenture providing for the issuance of 9% Notes “A” due March 15, 2009, in an aggregate principal amount of CDN$60,000,000, and Convertible Notes “B” due September 15, 2008, in an aggregate principal amount of CDN$40,000,000, both Notes “A” and “B” totalling an aggregate principal amount of CDN$100,000,000, to be issued under commercially acceptable terms and having similar secured rights on Uniforêt’s assets as those held by the US Noteholders under the US

Indenture, the whole, on a pro rata pari passu basis. These Notes “A” and “B” will be subject to the following terms and conditions:

9% Notes “A”:

from the Plan Implementation Date, 9% Notes “A” will bear an annual interest rate of 9%, payable in arrears on a semi-annual basis, on March 15 and September 15 of each year, with the first interest payment date being on March 15, 2002, and will provide for annual principal repayment on March 15 of each year, commencing on March 15, 2003, always on a pro rata pari passu basis, equal to 50% of Available Cash Flow for fiscal years 2002 and 2003, and 75% of Available Cash Flow for subsequent fiscal years until the earlier of the maturity date, namely March 15, 2009, at which time the balance thereof will be fully repaid, or refinancing thereof;

furthermore, at its sole discretion, Uniforêt can make, on any interest payment date, without penalty, additional principal repayments on the 9% Notes “A”; and

Convertible Notes “B”:

will bear no interest until September 15, 2004 and, thereafter, will bear an annual interest rate of 7.5%, payable in arrears on a semi-annual basis, on March 15 and September 15 of each year, with the first interest payment date being on March 15, 2005, and will provide for no annual principal repayment prior to September 15, 2008 and the full repayment of the principal thereof at maturity, namely on September 15, 2008;

furthermore, Convertible Notes “B” will, from the Plan Implementation Date until September 15, 2004, be convertible at any time into Class A Subordinate Voting Shares of Uniforêt Inc. (listed on The Toronto Stock Exchange under the trading symbol UNF.A) at a conversion price of $0.50 per share, such conversion right to expire at the close of business on September 15, 2004 and to be subject to a thirty (30) days prior written conversion notice to Uniforêt, which may then elect, prior to the expiry of such thirty (30) day period, to pay in cash to the noteholder an amount equal to the Market Value of the Class A Subordinate Voting Shares of Uniforêt Inc. issuable upon conversion instead of delivering shares to the noteholder;

"Market Value” of the Class A Subordinate Voting Shares of Uniforêt Inc. shall mean the weighted average trading price of the Class A Subordinate Voting Shares of Uniforêt Inc. on the Toronto Stock Exchange during the twenty (20) consecutive trading days preceding the date on which the conversion notice is given to Uniforêt

US Noteholders have no Claim for interests outstanding as of the Plan Implementation Date under US Secured Notes and are not entitled to participate in any other Class for Claims related, in any manner whatsoever, to US Secured Notes.

4.3     Class 3 : Treatment of Holders of Capital Leases

Uniforêt proposes to pay to holders of Capital Leases the full amount which is due to them pursuant to existing agreements and contracts, or as may be agreed between them.

4.4     Class 4 : Treatment of Forestry Contractors

Uniforêt proposes to pay, at the latest on the Plan Implementation Date, to each Forestry Contractor, as final compromise and arrangement of their respective Proven Claim, 75% thereof.

4.5     Class 5 : Treatment of Unsecured Creditors

Uniforêt proposes to pay to Unsecured Creditors, as final compromise and arrangement of their respective Proven Claim, on the Plan Implementation Date, in accordance with their respective election, the following:

4.5.1	the lesser of $2,500 or the Unsecured Creditor’s Proven Claim;

or

4.5.2	a pro rata pari passu share in the Unsecured Creditors Fund for those Unsecured Creditors with Proven Claims as of the Plan Implementation Date who will not have elected to be paid in accordance with Section 4.5.1 of this Plan.

4.6     Class 6 : Treatment of Canadian Debentureholders

Uniforêt proposes to Canadian Debentureholders, as final compromise and arrangement, in accordance with their respective election, the following : On the Plan Implementation Date,

4.6.1	payment of an amount equal to 8% of the outstanding balance of the Canadian 8% Convertible Unsecured Subordinated Debentures held; or

4.6.2	conversion of Canadian 8% Convertible Unsecured Subordinated Debentures held by a Canadian Debentureholder into Class A Subordinate Voting Shares of Uniforêt Inc. (listed on The Toronto Stock Exchange under the trading symbol UNF.A) at a conversion price of $6.00 per share, being a rate of 16.667 Class A Subordinate Voting Shares per $100 principal amount of Canadian 8% Convertible Unsecured Subordinated Debentures held by a Canadian Debentureholder, for those Canadian Debentureholders who have not elected to be paid in accordance with Section 4.6.1 of this Plan.

Canadian Debentureholders have no Claim for interests outstanding as of the Plan Implementation Date under Canadian 8% Convertible Unsecured Subordinated Debentures and are not entitled to participate in any other Class for Claims related, in any manner whatsoever, to Canadian 8% Convertible Unsecured Subordinated Debentures.

4.7     Class 7: Treatment of Jolina Capital Inc.’s unsecured shareholder loan

Uniforêt proposes to pay Jolina Capital Inc.’s unsecured shareholder loan in the amount of $5,405,000, as final compromise and arrangement thereof, by issuing, on the Plan Implementation Date, a promissory note for the same amount, bearing no interest and providing for the full repayment thereof on March 15, 2009.

ARTICLE 5

CONDITIONS PRECEDENT TO
THE IMPLEMENTATION OF THE PLAN

5.1 Conditions of Plan Implementation

The implementation of the Plan by Uniforêt is conditional upon the fulfilment or satisfaction of each of the following conditions:

a.	the taking of all necessary corporate action and proceedings to approve the Plan;

b.	the sanction and approval of the Plan by the Court and the granting by the Court of a Final Order in form and substance satisfactory to Uniforêt;

c.	the performance by Uniforêt of its obligations pursuant to the Plan and of all agreements and instruments contemplated thereby;

d.	the obtaining of all necessary third party consents;

e.	the obtaining or receipt of all governmental, regulatory and judicial consents, orders and similar consents and approvals and all filings with all governmental authorities, securities commissions, stock exchanges, and other regulatory authorities having jurisdiction, in each case to the extent deemed necessary or desirable by counsel to Uniforêt and in form and substance satisfactory to Uniforêt for the completion of the transactions contemplated by the Plan or any aspect thereof;

f.	the Court being advised that the proposal made to Jolina Capital Inc. as one of the US Noteholders would have normally required: (i) the preparation of a formal valuation, (ii) the convocation of a meeting of Uniforêt Inc.’s shareholders and the preparation and sending of an information circular in connection which such shareholders’ meeting, and (iii) the obtention of minority shareholders’ approval of such proposal, and the Court not requiring compliance by Uniforêt to the above-described requirements;

g.	the Court being advised that Uniforêt is relying on a registration exemption provided for under Section 3(a)(10) of the United States Securities Act of 1933, as amended and that such exemption is based upon the Court’s approval of the Plan;

h.	the obtaining of legal opinions on the validity of the Charges held by Secured Creditors; and

i.	the execution and delivery of all documents and instruments contemplated by the Plan.

ARTICLE 6

MISCELLANEOUS

6.1     Amendments to the Plan

Uniforêt reserves the right to file any amendment to the Plan by way of a supplementary or amended plan or plans of compromise and arrangement, or both, filed with the Court at any time or from time to time, prior to the conducting of votes on the Plan by affected Classes of Creditors at the Creditors Meetings convened by Uniforêt for that purpose, in which case any such supplementary or amended plan or plans of compromise and arrangement or both shall, for all purposes, be and be deemed to be a part of and incorporated into the Plan. In the event that any such amendment reduces what was offered to a Class, Uniforêt shall then give notice by publication or otherwise to all Creditors in an affected Class of the details of any such amendment prior to the vote being taken to approve the Plan.

Uniforêt may propose an amendment to the Plan at any Creditors Meeting.

After the Creditors Meetings, Uniforêt may at any time and from time to time vary, amend, modify or supplement the Plan if the Court and Uniforêt determine that such variation, amendment, modification or supplement would not be materially prejudicial to the interests of the Creditors under the Plan.

6.2     Release of Claims

Effective on the Plan Implementation Date, Uniforêt shall be released from all Claims of all Creditors affected by this Plan (and all interest accrued or accruing on such Claims) except for Uniforêt’s obligations to such Creditors which continues pursuant to the provisions of this Plan.

6.3     Waiver of Defaults

From and after the Plan Implementation Date, each Creditor shall be deemed to have waived any and all defaults by Uniforêt in every covenant, warranty, representation, term, condition, provision or obligation, expressed or implied, in every contract, agreement, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, agreement for sale, lease or other agreement, written or oral, and any and all amendments or supplements thereto, existing between such Creditor and Uniforêt that have occurred and are continuing as at the Plan Implementation Date, and any and all notices of default and demands for payment under any instrument or agreement including, without limitation, any guarantee, shall be deemed to have been rescinded.

6.4     Compromise Effective for All Purposes

The payment, compromise or other satisfaction of any Claim under the Plan, if sanctioned and approved by the Court shall, in the case of any Creditor whose Claim is affected by the Plan, be binding on such Creditor, and such Creditor’s heirs, executors, administrators, successors and assigns, for all purposes, and to such extent shall also be effective to release any third party directly or indirectly liable for the debt related to such Claim, whether as guarantor, indemnitor, tenant, director, joint covenantor, principal or otherwise.

6.5     Precedence and Priority of Plan

If, after the Plan Implementation Date, there is any conflict between the Plan and any of the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, agreement, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, agreement for sale, lease or other agreement, written or oral, or any and all amendments or supplements thereto existing between one or more of the Creditors and Uniforêt, or by-law of Uniforêt, the provisions of the Plan shall govern.

6.6     Deemed Consents, Waivers and Agreements

As at 00:01 a.m. on the Plan Implementation Date, each Creditor affected by the Plan shall be deemed to have consented and to have agreed to all of the provisions of this Plan as a whole. In particular, each such Creditor shall be deemed:

a.	to have executed and delivered to Uniforêt all consents, releases, assignments, waivers and other documents, statutory or otherwise, required to implement and carry out this Plan as an entirety;

b.	to have waived any default by Uniforêt in any provision, express or implied, of any agreement or other arrangement, written or oral, existing between such Creditor and Uniforêt that occurred on or prior to the Plan Implementation Date;

c.	to have agreed that if there is any conflict between any provision, express or implied, of any agreement or other arrangement, written or oral, existing between such Creditor and Uniforêt as at the Plan Implementation Date (other than those entered into by Uniforêt on, or with effect from, the Plan Implementation Date) and any provision of this Plan, then the provisions of this Plan shall govern and the provisions of such agreement or other arrangement are amended accordingly;

d.	to have released any and all of its Claims; and

e.	other than in respect of the Unaffected Obligations, on the Plan Implementation Date, to forever release any and all claims, suits and causes of action that it may have had against the directors and former directors of Uniforêt, to the extent permitted by the CCAA, and officers, employees and advisors of Uniforêt who were officers, employees and advisors of Uniforêt on or before the Plan Implementation Date.

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

6.7     Effect of Plan on Executory Contracts

In its application to the Court to obtain the Final Order, Uniforêt shall seek an Order declaring that all Executory Contracts (including leases of both real and personal property) to which Uniforêt is a party, other than contracts or leases that are terminated or repudiated by Uniforêt prior to the Plan Implementation Date, are in full force and effect as at the Plan Implementation Date notwithstanding:

a.	that Uniforêt has obtained relief under the CCAA;

b.	the effect on Uniforêt of the completion of any of the transactions contemplated by the Plan;

c.	any compromises or arrangements effected pursuant to the Plan;

d.	any default with respect to such contract on the part of Uniforêt prior to the Plan Implementation Date; or

e.	any automatic termination of such contracts or purported termination of such contracts by any Person other than Uniforêt.

Uniforêt shall also, at the same time, seek an Order declaring that no party to any such Executory Contract shall be entitled to accelerate the obligations of Uniforêt or terminate, rescind or repudiate such other party’s obligations under an Executory Contract following the Plan Implementation Date by reason solely:

i. of any event that occurred on or prior to the Plan Implementation Date which would have entitled such party to accelerate Uniforêt’s obligations under such Executory Contract;

ii. that Uniforêt has obtained relief under the CCAA;

iii. of the effect on Uniforêt of the completion of any of the transactions contemplated by the Plan; or

iv. of any compromises or arrangements effected pursuant to the Plan

6.8     Notices

Any notices or communication to be made or given hereunder shall be in writing and may, subject as hereinafter provided, be made or given by personal delivery, by prepaid mail or by telecopier addressed to the respective parties as follows:

a.	If to Uniforêt:

Uniforêt Inc. 8000 Langelier Blvd Suite 506 Saint-Léonard (Québec) H1P 3K2

Attention: Mr. Serge Mercier Fax: (514) 327-1966

b.	If to a Creditor:

To the address specified in the proof of claim filed by the Creditor pursuant to the Plan or, if no such proof of claim has been filed, at the address indicated in Uniforêt’s books and records

c.	If to the Monitor:

Richter & Partners Inc. Place Alexis-Nihon Montreal (Québec) H3Z 3C2

Attention: Mr. Yves Vincent Fax: (514) 934-3504

or to such other address as any party may from time to time notify the others in accordance with this section. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given by personal delivery or by telecopier and any notice or other communication given or made by prepaid mail within the five (5) Business Day period immediately preceding the commencement of such interruption shall be deemed not to have been given or made.

All such notices and communications shall be deemed to have been received, in the case of notice by telecopier or by personal delivery prior to 5:00 p.m. (local time) on a Business Day, when received or, if received after 5:00 p.m. (local time) on a Business Day or at any time on a non-Business Day, on the next following Business Day and, in the case of notice mailed as aforesaid, on the fifth (5th) Business Day following the date on which such notice or other communication is mailed.

The unintentional failure by Uniforêt to give a notice contemplated hereunder to any particular Creditor shall not invalidate this Plan or any action taken by any person pursuant to this Plan.

Dated Montréal (Québec) this 20th day of July 2001.

Uniforêt Inc.	Foresterie Port-Cartier Inc.

Per:	Per:

Serge Mercier Vice-president, Administration and Finances	Serge Mercier Secretary

Uniforêt Scierie-Pâte Inc.

Per:

Serge Mercier Secretary